Exhibit 99.1

Lavoro Group Unaudited Interim Condensed Combined Financial Statements December 31, 2022

Content

Unaudited interim condensed combined financial statements
Interim condensed combined statement of financial position	4
Interim condensed combined statement of profit or loss	6
Interim condensed combined statement of comprehensive income	7
Interim condensed combined statement of changes in net investment	8
Interim condensed combined statement of cash flows	9

1.	Background information	12
2.	Significant accounting policies	15
3.	Segment information	19
4.	Cash equivalents	22
5.	Trade receivables	22
6.	Financial instruments	23
7.	Financial and capital risk management	26
8.	Inventories	33
9.	Taxes recoverable	33
10.	Commodity forward contracts – Barter transactions	33
11.	Right of use assets and lease liabilities	34
12.	Property, plant and equipment	36
13.	Intangible assets	37
14.	Trade payables	39
15.	Borrowings	39
16.	Obligations to FIAGRO quota holders	41
17.	Payables for the acquisition of subsidiaries	41
18.	Acquisition of subsidiaries	42
19.	Income taxes	47
20.	Provisions for contingencies	49
21.	Advances from customers	49
22.	Related parties	50
23.	Net investment	51
24.	Revenue from contracts with customers	56
25.	Costs and expenses by nature	57
26.	Finance income (costs)	57
28.	Non-cash transactions	58
29.	Subsequent events	58

4

Interim condensed combined statement of financial position As of (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	December 31, 2022	June 30, 2022
		Unaudited	Audited
Assets
Current assets
Cash equivalents	4	363,282	254,413
Trade receivables	5	3,750,885	1,794,602
Inventories	8	2,705,854	1,749,041
Taxes recoverable	9	128,386	93,725
Derivative financial instruments		7,085	7,677
Commodity forward contracts	10	33,887	32,800
Advances to suppliers		359,214	383,257
Other assets		99,200	60,165

Total current assets		7,447,793	4,375,680

Non-current assets
Financial instruments		111	1,344
Trade receivables	5	28,324	39,751
Other assets		2,666	2,473
Judicial deposits		8,554	3,887
Right of use assets	11	162,068	140,179
Tax recoverable		132,489	50,937
Deferred tax assets	19	253,443	200,986
Property, plant and equipment	12	162,867	146,205
Intangible assets	13	776,679	724,321

Total non-current assets		1,527,201	1,310,083

Total assets		8,974,994	5,685,763

The accompanying notes are an integral part of the unaudited interim condensed combined financial statements.

5

Interim condensed combined statement of financial position As of (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	December 31, 2022	June 30, 2022
		Unaudited	Audited
Liabilities
Current liabilities
Trade payables	14.a	3,987,389	2,301,700
Trades payable – Supplier finance	14.c	14,753	-
Leases liabilities	11	82,534	69,226
Borrowings	15	1,679,171	681,217
Obligations to FIAGRO quota holders	16	143,082
Payables for the acquisition of subsidiaries	17	185,981	111,684
Derivative financial instruments		14,420	7,121
Commodity forward contracts	10	33,100	27,038
Salaries and social charges		189,635	187,285
Taxes payable		85,211	34,216
Dividends payable		3,896	411
Advances from customers	21	413,968	320,560
Other liabilities		105,831	95,893

Total current liabilities		6,938,971	3,836,351

Non-current liabilities
Leases liabilities	11	95,801	86,027
Borrowings	15	54,385	29,335
Payables for the acquisition of subsidiaries	17	28,502	52,747
Provision for contingencies	20	893	2,966
Other liabilities		-	1,119
Deferred tax liabilities		9,800	7,491

Total non-current liabilities		189,381	179,685

Net investment
Net investment from the parent	23	1,597,469	1,451,647
Non-controlling interests		249,173	218,080

Total net investment		1,846,642	1,669,727

Total liabilities and net investment		8,974,994	5,685,763

The accompanying notes are an integral part of the unaudited interim condensed combined financial statements.

6

Interim condensed combined statement of profit or loss For the six-month period ended December 31 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2022	2021
		Unaudited

Revenue	24	5,506,175	4,014,781
Cost of goods sold	25	(4,380,852)	(3,314,690)

Gross profit		1,125,323	700,091

Operating expenses
Sales, general and administrative expenses	25	(618,438)	(465,067)
Other operating income, net		31,710	51,196

Operating profit		538,595	286,220

Finance Income (costs)
Finance income	26	159,883	200,416
Finance costs	26	(475,560)	(250,531)

Profit before income taxes		222,918	236,105

Income taxes
Current	19	(14,303)	(88,665)
Deferred	19	55,274	18,139

Profit for the period		263,889	165,579

Attributable to:
Net investment of the parent		209,310	121,039
Non-controlling interests		54,579	44,540

Earnings per share
Basic, profit for the period attributable to ordinary equity holders of the parent	23	1.84	1.07
Diluted, profit for the period attributable to ordinary equity holders of the parent	23	1.82	1.07

The accompanying notes are an integral part of the unaudited interim condensed combined financial statements.

7

Interim condensed combined statement of comprehensive income For the six-month period ended December 31 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	2022	2021
	Unaudited

Profit for the period	263,889	165,579
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	(28,488)	(4,092)

Total comprehensive income for the period	235,401	161,487

Attributable to:
Net investment of the parent	181,829	117,137
Non-controlling interests	53,572	44,350

The accompanying notes are an integral part of the unaudited interim condensed combined financial statements.

8

Interim condensed combined statement of changes in net investment For the six-month period ended December 31, 2022 and 2021 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	Net investment of the Parent	Non-controlling interests	Total Net investment

At June 30, 2021 (audited)		1,345,114	123,056	1,468,170

Capital contributions	23	186,766	10,517	197,283
Acquisition of non-controlling interests	23	(1,877)	1,877	-
Acquisition of subsidiaries		5,077	75,954	81,031
Profit for the period		121,039	44,540	165,579
Exchange differences on translation of foreign operations		(3,902)	(190)	(4,092)

At December 31, 2021 (unaudited)		1,652,217	255,754	1,907,971

At June 30, 2022 (audited)		1,451,647	218,080	1,669,727

Capital contributions	23	1,871	-	1,871
Acquisition of non-controlling interests	23	(51,324)	(36,176)	(87,500)
Non-controlling dilution on capital contributions	23	(7,475)	7,475	-
Dividends paid	23	-	(3,485)	(3,485)
Acquisition of subsidiaries	18	8,809	9,707	18,516
Share-based payments	23	12,112	-	12,112
Profit for the period		209,310	54,579	263,889
Exchange differences on translation of foreign operations		(27,481)	(1,007)	(28,488)

At December 31, 2022 (unaudited)		1,597,469	249,173	1,846,642

The accompanying notes are an integral part of the unaudited interim condensed combined financial statements.

9

Interim condensed combined statement of cash flows For the six-month period ended December 31 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2022	2021
		Unaudited

Operating activities:
Profit before income taxes		222,918	236,105
Adjustments to reconcile profit for the period to net cash flow:
Allowance for expected credit losses	25	17,838	888
Foreign exchange differences	26	7,705	(7,435)
Accrued interest expenses	26	443,148	238,715
Interest arising from revenue contracts	26	(139,450)	(186,101)
Loss (gain) on derivatives	26	7,513	2,063
Other finance loss, net	26	(3,582)	9,715
Fair value on commodity forward contracts	26	4,974	(2,168)
Amortization of intangibles	25	35,677	33,772
Amortization of right of use	25	24,170	22,185
Depreciation	25	8,240	4,256
Losses and damages of inventories	25	6,103	8,764
Gain on bargain Purchase		-	(18,295)
Contingencies reversals		(2,073)	(2,820)
Share-based payment expense		12,112	-
Others		(32,706)	23,521

Changes in operating assets and liabilities:
Assets
Trade receivables		(1,759,501)	(1,450,144)
Inventories		(860,497)	(984,709)
Advances to suppliers		24,043	14,755
Taxes recoverable		(116,213)	(24,492)
Other receivables		20,514	(71,897)
Liabilities
Trade payables		1,420,984	1,764,611
Advances from customers		32,293	(80,210)
Derivative financial instruments		378	(2,865)
Salaries and social charges		2,350	36,586
Taxes payable		65,114	36,995
Other payables		(29,847)	(16,318)

Interest paid on borrowings	15	(64,546)	(9,789)
Interest paid on trade payables, acquisition of subsidiary and lease liabilities		(70,764)	(42,349)
Interest received from revenue contracts		43,738	39,450
Income taxes paid		(28,422)	(77,636)

Net cash flows used in operating activities		(707,789)	(504,847)
10

Interim condensed combined statement of cash flows For the six-month period ended December 31 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Investing activities:	Notes
Acquisition of subsidiary, net of cash acquired	17 and 18	(110,919)	(141,050)
Acquisition of non-controlling interests	23	(87,500)	-
Additions to property, plant and equipment and intangible assets		(29,399)	(4,392)
Proceeds from the sale of property, plant and equipment		1,598	2,247

Net cash flows used in investing activities		(226,220)	(143,195)

Financing activities:
Proceeds from borrowings	15	1,105,864	323,489
Repayment of borrowings	15	(199,715)	(123,026)
Payment of principal portion of lease liabilities		(22,977)	(19,028)
Proceeds from FIAGRO quota holders, net of transaction costs	16	143,082	-
Trades payable – Supplier finance		14,753	-
Capital contributions	23	1,871	197,283

Net cash flows provided by financing activities		1,042,878	378,718

Net increase (decrease) in cash equivalents		108,869	(269,324)

Cash equivalents at July 1		254,413	459,458

Cash equivalents at December 31		363,282	190,134

The accompanying notes are an integral part of the unaudited interim condensed combined financial statements.

11

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

1.	Background information

(a)	The Lavoro Group, Lavoro Agro Limited and Lavoro Limited

The Lavoro Group (“Lavoro” or the “Group”) is one of the main agricultural input distribution platforms in Latin America, with relevant agricultural input distribution operations in Brazil and Colombia, and an early stage agricultural input trading company in Uruguay. Also, as a result of verticalization strategy, Lavoro produces agricultural biological and special fertilizers products through its own facilities. The Group offers farmers a complete portfolio of products and services with the goal of helping farmer customers succeed by providing multi-channel support.

As of December 31, 2022, the Group is owned by investment funds, managed by general partners which are ultimately controlled by Patria Investments Limited (the “Parent” or “Patria”), a manager of alternative assets with its shares listed on the NASDAQ.

The Group includes the following legal entities: (i) Lavoro Agro Holding S.A. and its subsidiaries (“Lavoro Holding”) which was incorporated in 2017 and is domiciled in the city of São Paulo, Brazil (ii) Crop Care Holding S.A., and its subsidiaries (“Crop Care”) which was incorporated in 2018 and is domiciled in the city of São Paulo, Brazil and (iii) Lavoro Colombia S.A.S. and its subsidiaries (“Lavoro Colombia”) which was incorporated in 2021 and is domiciled in the city of Bogotá, Colombia.

On January, 2023, the Group completed a reorganization whereby Lavoro Brazil, Crop Care and Lavoro Colombia were contributed to, and became subsidiaries of Lavoro Agro Limited a Cayman Islands exempted company with limited liability which was incorporated on November 21, 2021 to become the holding company of all the operations of the Group.

Lavoro Limited, incorporated on August 22, 2022 and TPB Acquisition Corporation I (“TPB Acquisition Corp.”) (Nasdaq: TPBA, TPBAW, TPBAU), a special purpose acquisition company sponsored by The Production Board, signed an agreement on September 14, 2022, pursuant which they have entered into a definitive business combination agreement that resulted in Lavoro Limited becoming a U.S. publicly listed company at NASDAQ. Following the consummation of the merger, Lavoro Limited became the parent company of Lavoro Agro Limited and the holding company of all the operations of the Group, and will be the predecessor for financial reporting purposes.

On February 28, 2023, Lavoro Limited and TPB Acquisition Corp consummated a corporate reorganization (the “SPAC Transaction”), pursuant to which (i) Lavoro Agro Limited a wholly owned direct subsidiary of Lavoro Limited and the Lavoro Agro Limited’s shareholders became shareholders of Lavoro Limited at a pre-determined exchange ratio and (ii) TPB Acquisition Corp’s shareholders became shareholders of Lavoro Limited in exchange for the net assets of TPB Acquisition Corp, which primarily consisted of cash and marketable securities held in the trust account and certain public and private warrants liabilities. The SPAC Transaction was approved at an extraordinary general meeting of TPBA’s shareholders on February 22, 2023.

12

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

On March 1, 2023, Lavoro Limited’s ordinary shares and warrants commenced trading on the Nasdaq Global Market under the ticker symbols “LVRO” and “LVROW”, respectively.

(b)	The Group’s business

The Group initiated its operations in 2017 and has expanded mainly through mergers and acquisitions in the distribution of agricultural inputs such as crop protection products, fertilizers, seeds and specialty inputs (foliar fertilizers, biologicals, adjuvants and organominerals) and its production through its proprietary portfolio of products under the crop care segment.

Through Crop Care, the Group operates as an importer of post-patent agricultural inputs and producer of specialties products through its own factories manufacturing plants. The inputs produced are delivered through the Group’s own distribution channels and by means of direct sales to customers.

The Group operates in Brazil and Colombia in the agricultural input distribution market through its own stores and sells agricultural inputs and products, in particular fertilizers, seeds, and pesticides. The Group’s customers are rural producers that operate in the production of cereals, mainly soybeans and corn, in addition to cotton, citrus and fruit and vegetable crops, among others.

Seasonality

Agribusiness is subject to a relevant seasonality throughout the year, especially due to the crop cycles that depend on specific weather conditions. Operations, especially in Brazil, have unique weather conditions compared to other countries producing agricultural commodities, making it possible to harvest two to three crops in the same area per year. Thus, considering that the activities of the Group’s customers are directly related to crop cycles, which are seasonal in nature, revenues and cash flows from sales may also be substantially seasonal.

The sale of our products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Demand for our products is typically strongest between October and December, with a second period of strong demand between January and March. The seasonality of agricultural inputs demand results in our sales volumes and net sales typically being the highest during the period between September to February and our working capital and total debt requirements typically being the highest just after the end of this period.

For this reason, we observe during soybean crop year a high amount of trade receivables and trade payables that will be settled between April and May. Therefore, there is an increase of the advances in general.

(c)	Relevant events

•	Acquisitions

13

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group performed several business acquisitions during the six-month period ended December 31, 2022. Total consideration for the acquisitions completed during the period was R$239,576 which might include cash, amounts payable in installments and issuance of shares. The acquisitions are further described in Note 18.

Additionally, the Group signed an agreement on August 25, 2022, for the acquisition of 82% interest in NS Agro S.A. (“NS Agro”), establishing the terms and other conditions for its acquisition. Consideration transferred for the acquisition amounted to R$664,210 to be paid in cash in three installments. The completion of this acquisition is subject to the usual precedent conditions for this type of transaction, including the approval by the regulatory authorities in Brazil, and has not been completed by the Group as of the issuance date of these interim financial statements.

The Group also signed two agreements for acquisitions subsequent to December, which is described in Note 28.

•	Ongoing armed conflict between Russia and Ukraine

As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia, Belarus and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability and prices of agricultural commodities and raw materials (including petrol, which would affect the price of agricultural inputs), energy prices, and Group’s customers, as well as the global financial markets and financial services industry and the global supply chain in general.

From a supply point of view, Brazil is highly dependent on fertilizers imports, and Russia and Belarus hold a market share in Brazilian soil fertilizer imports of approximately 26% to 30%, respectively (a share which is higher for potash-based products). The Group currently buy all of Group’s fertilizers from suppliers based in Brazil, but most of Group’s fertilizer suppliers conduct or have conducted imports, to some degree, from sources in Russia and Belarus. Fertilizers represented approximately 21% of Group’s net revenues in the six-month period ended December 31, 2022 (22% of Group’s net revenues in the fiscal year ended December 31, 2021). In addition, fertilizer prices, which had already risen before the conflict, have continued to rise and have led producers to delay purchase negotiations. Despite such supply risk, the Group does not expect material shortages of fertilizers.

The Group does not believe that this will cause any material adverse effects on Group’s business during the 2022/2023 crop year, given that the Group has delivered substantially all soy and corn fertilizer for the crop year.

14

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

2.	Significant accounting policies

(a)	Basis for preparation of the unaudited interim condensed combined financial statements

The unaudited interim condensed combined financial statements as of December 31, 2022 and for the six-month period ended December 31, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The unaudited interim condensed combined financial statements have been prepared under the historical cost basis, except for financial assets and financial liabilities (including commodity forward contracts and derivative instruments) at fair value through profit or loss.

The interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual combined financial statements as of June 30, 2022.

The interim condensed combined financial statements are presented in Brazilian Reais (“BRL” or “R$”), which is the Group’s functional and presentation currency. All amounts are rounded to the nearest thousand (R$000), except when otherwise indicated.

These unaudited interim condensed combined financial statements as of December 31, 2022 and for the six-month period ended December 31, 2022 and 2021 were authorized for issuance by the Board of Directors on April 10, 2023.

(b)	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited interim condensed combined financial statements are consistent with those followed in the preparation of the Group’s annual combined financial statements for the year ended June 30, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments apply for the first time in 2022, but do not have an impact on the interim condensed combined financial statements of the Group.

(c)	Basis of combination procedures

The interim condensed combined financial statements include the following subsidiaries of Lavoro Brazil, Crop Care and Lavoro Colombia:

15

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

			Direct and indirect control
Name	Core activities	Location	December 31, 2022	June 30, 2022
Lavoro Brasil:
Lavoro Agro Holding S.A.	Holding	São Paulo - Brazil	100%	100%
Lavoro Agrocomercial S.A.	Distributor of agricultural inputs	Rondonópolis – Brazil	97.42%	97.42%
Agrocontato Comércio e Representações de Produtos Agropecuários S.A.	Distributor of agricultural inputs	Sinop – Brazil	100%	100%
PCO Comércio, Importação, Exportação e Agropecuária Ltda.	Distributor of agricultural inputs	Campo Verde – Brazil	100%	100%
Agrovenci Distribuidora de Insumos Agrícolas Ltda. (MS) (ii)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	100%	100%
Produtiva Agronegócios Comércio e Representação Ltda.	Distributor of agricultural inputs	Paracatu - Brazil	100%	100%
Facirolli Comércio e Representação S.A. (Agrozap)	Distributor of agricultural inputs	Uberaba - Brazil	71.64%	71.64%
Agrovenci Comércio, Importação, Exportação e Agropecuária Ltda.	Distributor of agricultural inputs	Campo Verde – Brazil	100%	100%
Central Agrícola Rural Distribuidora de Defensivos Ltda.	Distributor of agricultural inputs	Vilhena – Brazil	100%	100%
Distribuidora Pitangueiras de Produtos Agropecuários S.A.	Distributor of agricultural inputs	Ponta Grossa – Brazil	93.11%	86.22%
Produtec Comércio e Representações S.A.	Distributor of agricultural inputs	Cristalina – Brazil	87.40%	87.40%
Qualiciclo Agrícola S.A.	Distributor of agricultural inputs	Limeira – Brazil	71.69%	71.69%
Desempar Participações Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	100%	100%
Denorpi Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	100%	100%
Deragro Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	100%	100%
Desempar Tecnologia Ltda.	Holding	Palmeira – Brazil	100%	100%
16

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Futuragro Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	100%	100%
Plenafértil Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	100%	100%
Realce Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	100%	100%
Cultivar Agrícola Comércio, Importação e Exportação S.A.	Distributor of agricultural inputs	Chapadão do Sul – Brazil	100%	73.76%
América Insumos Agrícolas Ltda. (i)	Distributor of agricultural inputs	Sorriso – Brazil	-	100%
Integra Soluções Agrícolas Ltda.	Distributor of agricultural inputs	Catalão – Brazil	100%	100%
Nova Geração	Distributor of agricultural inputs	Pinhalzinho - Brazil	100%	100%
Floema Soluções Nutricionais de Cultivos Ltda.	Distributor of agricultural inputs	Uberaba - Brazil	100%	-
Casa Trevo Participações S.A.	Holding	Nova Prata - Brazil	85%	-
Casa Trevo Comercial Agrícola LTDA	Distributor of agricultural inputs	Nova Prata - Brazil	100%	-
CATR Comercial Agrícola LTDA	Distributor of agricultural inputs	Nova Prata - Brazil	100%	-
Sollo Sul Insumos Agrícolas Ltda	Distributor of agricultural inputs	Pato Branco - Brazil	100%	-
Dissul Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Pato Branco - Brazil	100%	-
Lavoro Agro Fundo de Investimento nas Cadeias Produtivas Agroindustriais (ii)	FIAGRO	São Paulo – Brazil	5%	-
Lavoro Colômbia:
Lavoro Colombia S.A.S.	Holding	Bogota – Colombia	94.9%	94.9%
Crop Care Colombia	Distributor of agricultural inputs	Bogota - Colombia	100%	100%
Agricultura y Servicios S.A.S.	Distributor of agricultural inputs	Ginebra - Colombia	100%	100%
17

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Grupo Cenagro S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	100%	100%
Cenagral S.A.S	Distributor of agricultural inputs	Yumbo – Colombia	100%	100%
Grupo Gral S.A.S.	Distributor of agricultural inputs	Bogota - Colombia	100%	100%
Agrointegral Andina S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	100%	100%
Servigral Praderas S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	100%	100%
Agroquímicos para la Agricultura Colombiana S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	100%	100%
Provecampo S.A.S.	Distributor of agricultural inputs	Envigado – Colombia	100%	-
Crop Care:
Crop Care Holding S.A.	Holding	São Paulo – Brazil	100%	100%
Perterra Insumos Agropecuários S.A.	Private label products	São Paulo – Brazil	100%	100%
Araci Administradora de Bens S.A.	Private label products	São Paulo – Brazil	100%	100%
Union Agro S.A.	Private label products	Pederneiras – Brazil	73.00%	73.00%
Agrobiológica Sustentabilidade S.A.	Private label products	São Paulo – Brazil	65.13%	65.13%
Agrobiológica Soluções Naturais Ltda.	Private label products	Leme – Brazil	100%	100%
Perterra Trading S.A.	Private label products	Montevideu - Uruguay	100%	100%

(i)	América Insumos Agrícolas Ltda. was merged in November 2022.

(ii)	Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais - Direitos Creditórios was incorporated in July 2022. (see Note 16)

18

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

3.	Segment information

(a)	Financial information by segment

Main assets and liabilities as of December 31, 2022:

Description	Brazil Cluster	LATAM Cluster	Crop Care Cluster	Adjustments (i)	Combined
Main assets
Cash equivalentes	255,600	34,900	93,600	(20,818)	363,282
Trade receivables	3,337,100	292,300	467,600	(346,115)	3,750,885
Inventories	2,595,600	191,000	106,100	(186,846)	2,705,854
Advances to Suppliers	132,500	1,900	45,100	179,714	359,214

Total assets	7,944,700	640,600	824,300	(434,606)	8,974,994

Main liabilities
Trade payables	4,230,000	287,400	43,400	(558,658)	4,002,142
Borrowings	1,294,300	67,500	323,500	48,256	1,733,556
Advances from customers	471,200	20,400	32,600	(110,232)	413,968

Total liabilities	7,944,700	640,600	824,300	(434,606)	8,974,994

(i)	Management reports reviewed by the CODM include pro forma adjustments in relation to material acquisitions as if they had been completed at the beginning of the year. Acquisitions that occurred within 100 days prior to the balance sheet date are not included in the pro forma adjustment. As of December 31, 2022, pro forma adjustments related to the Sollo Sul and Dissul acquisitions are not included in the CODM reports See Note 18.

19

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the six-month period ended December 31, 2022:

Description	Brazil Cluster	LATAM Cluster	Crop Care Cluster	Corporate	Eliminations between segments (ii)	Adjustments (i)	Combined

Revenue	4,850,800	655,600	490,200	-	(213,700)	(276,725)	5,506,175
Cost of goods sold	(3,945,900)	(538,600)	(255,000)	-	141,400	217,248	(4,380,852)
Sales, general and administrative expenses	(377,600)	(56,000)	(78,500)	(57,700)		19,449	(550,351)
Other operating income, net	(27,100)	(2,300)	2,000	115,300		(56,190)	31,710
Financial income (costs)	(290,500)	(4,600)	(23,600)	(2,200)		5,223	(315,677)
Income taxes	67,900	(16,500)	(32,800)	(13,800)	24,600	11,571	40,971

Profit (loss) for the period	208,100	33,200	98,500	36,300	(47,700)	(64,511)	263,889

Depreciation and amortization	(69,500)	(4,400)	(3,800)	(5,300)	-	14,913	(68,087)

(i)	Management reports reviewed by the CODM include pro forma adjustments in relation to material acquisitions as if they had been completed at the beginning of the year. Acquisitions that occurred within 100 days prior to the balance sheet date are not included in the pro forma adjustment. As of December 31, 2022, pro forma adjustments related to the Sollo Sul and Dissul acquisitions are not included in the CODM reports. See Note 18.

(ii)	Sales between the Crop Care Cluster and the Brazil Cluster.

Main assets and liabilities as of June 30, 2022:

For comparative purposes, management has revised the balance sheet segment data as June 30, 2022 to include the acquisitions completed within 100 days from June 30, 2022 and subsequent to June 30, 2022 (Floema, Casa Trevo and Provecampo)

Description	Brazil Cluster	LATAM Cluster	Crop Care Cluster	Adjustments (i)	Combined
Main assets
Cash equivalents	233,326	20,399	41,141	(40,453)	254,413
Trade receivables	2,110,904	269,545	171,750	(757,597)	1,794,602
Inventories	1,598,851	145,035	121,585	(116,430)	1,749,041
Advances to Suppliers	870,647	7,007	77,246	(571,643)	383,257

Total assets	5,943,328	509,039	509,463	(1,276,067)	5,685,763

Main liabilities	-		-
Trade payables	3,325,113	278,879	53,206	(1,355,498)	2,301,700
Borrowings	588,123	31,870	110,430	(19,871)	710,552
Advances from customers	514,206	7,531	31,397	(232,574)	320,560

Total liabilities	5,943,328	509,039	509,463	(1,276,067)	5,685,763

(i)	Management reports reviewed by the CODM include pro forma adjustments in relation to material acquisitions as if they had been completed at the beginning of the year. Acquisitions that occurred within 100 days prior to the balance sheet date are not included in the pro forma adjustment. As of June 30, 2022, pro forma adjustments related to the Sollo Sul and Dissul acquisitions are not included in the CODM reports.

20

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the six-month period ended December 31, 2021:

Description	Brazil Cluster	Cluster LATAM	Crop Care Cluster	Corporate	Elimination between segments (ii)	Adjustments (i)	Combined

Revenue	4,342,800	625,800	269,200	-	(88,000)	(1,135,019)	4,014,781
Cost of goods sold	(3,657,700)	(510,100)	(151,600)	-	77,100	927,610	(3,314,690)
Sales, general and administrative expenses	(321,000)	(57,600)	(69,500)	(57,700)	-	100,946	(404,854)
Other operating income, net	(10,900)	(1,500)	1,900	115,300	-	(53,604)	51,196
Financial income (costs)	(73,900)	(2,200)	(1,500)	(2,200)	-	29,685	(50,115)
Income taxes	(57,900)	(13,900)	(9,300)	(13,800)	3,700	20,674	(70,526)

Profit (loss) for the period	153,500	30,800	36,800	36,300	(7,200)	(84,621)	165,579

Depreciation and amortization	(67,900)	(9,700)	(2,400)	(5,300)	-	25,087	(60,213)

(i)	Management reports reviewed by the CODM include pro forma adjustments in relation to material acquisitions as if they had been completed at the beginning of the year. Acquisitions that occurred within 100 days prior to the balance sheet date are not included in the pro forma adjustment. As of December 31, 2021, pro forma adjustments related to the Sollo Sul and Dissul acquisitions are not included in the CODM reports.

(ii)	Sales between the Crop Care Cluster and the Brazil Cluster.

Revenues from external customers for each product and service is disclosed in Note 24, further breakdown in relation to product and service provided by the Group is not available and that such information cannot be produced without unreasonable effort.

21

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

4.	Cash equivalents

	Annual yield	December 31, 2022	June 30, 2022

Cash equivalents (Brazil)	100% CDI (i)	330,558	237,462
Cash equivalents (Colombia)	100% DTF (ii)	32,724	16,951

Total cash equivalents		363,282	254,413

(i)	Represents the Brazilian interbank deposit rate, which is an average of the overnight interbank rates in Brazil (the "CDI").

(ii)	Colombian investment rate, which is an average of interbank and corporate finance ("DTF").

5.	Trade receivables

	December 31, 2022	June 30, 2022

Trade receivables (Brazil)	3,614,674	1,639,637
Trade receivables (Colombia)	330,588	345,830
(-) Allowance for expected credit losses	(166,053)	(151,114)

Total	3,779,209	1,834,353

Current	3,750,885	1,794,602
Non-current	28,324	39,751

The average effective interest rate for the six months ended December 31, 2022 was 0.96% per month (1.00% as of June 30, 2022). The Group does not have any customer that represents more than 10% of its trade receivables or revenues.

The Group has transferred its rights to receive cash flows from some of its trade receivables in the amount of R$125,378 for the six-month period ended December 31, 2022. For the six month ended December 31, 2022, the Group also transferred trades receivable for the FIAGRO in the amount of R$151,680 (see note 16). There was no transfer of receivables for the year ended June 30, 2022, and for the six-month period ended December 31, 2021.

As Group has retained the risks and rewards of ownership, this amount was not derecognized from trade receivables.

Allowance for expected credit losses

	December 31, 2022	December 31, 2021

Opening balance	(151,114)	(111,969)
Increase in allowance	(17,838)	(888)
Allowance for credit losses from acquisitions	(761)	(12,744)
Trade receivables write-off	1,497	1,143
Exchange rate translation adjustment	2,163	(621)

Ending balance	(166,053)	(125,079)
22

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The aging analysis of trade receivables is as follow:

	December 31, 2022	June 30, 2022

Current (not past due)	3,517,590	1,534,224

Overdue
1 to 60 days	91,448	93,436
61 to 180 days	119,509	240,320
181 to 365 days	89,628	7,157
Over 365 days	127,087	110,398
Allowance for expected credit losses	(166,053)	(151,182)

	3,779,209	1,834,353

6.	Financial instruments

The Group’s financial instruments were classified according to the following categories:

	December 31, 2022
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	3,779,209
Commodity forward contracts		33,887
Derivative financial instruments		7,085
Financial instruments	111

Total assets	3,779,320	40,972

Liabilities:
Trade payables	4,002,142
Leases liabilities	178,335
Borrowings	1,733,556
Obligations to FIAGRO quota holders	143,082
Payables for the acquisition of subsidiaries	214,483
Derivative financial instruments		14,420
Salaries and social charges	189,635
Taxes payable	85,211
Commodity forward contracts		33,100
Dividends payable	3,896

Total liabilities	6,550,340	47,520
23

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	June 30, 2022
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	1,834,353
Commodity forward contracts		32,800
Derivative financial instruments		7,677
Financial instruments	1,344

Total assets	1,835,697	40,477

Liabilities:
Trade payables	2,301,700
Leases liabilities	155,253
Borrowings	710,552
Payables for the acquisition of subsidiaries	164,431
Derivative financial instruments		7,121
Salaries and social charges	187,285
Taxes payable	34,216
Commodity forward contracts		27,038
Dividends payable	411

Total liabilities	3,553,848	34,159

The Group considers that assets and liabilities measured at amortized cost, have a carrying value approximate to their fair value and, therefore, information on their fair values is not being presented.

(a)	Hierarchy of fair value

The Group uses various methods to measure and determine fair value (including market approaches and income or cost approaches) and to estimate the value that market participants would use to price the asset or liability. Financial assets and liabilities carried at fair value are classified and disclosed within the following fair value hierarchy levels:

Level 1 - Quoted prices (unadjusted) in active, liquid and visible markets, for identical assets and liabilities that are readily available at the measurement date;

Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

24

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

All financial instruments accounted for at fair value are classified as level 2. On December 31, 2022 and June 30, 2022, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.

7.	Financial and capital risk management

(a)	Considerations on risk factors that may affect the business of the Group

The Group is exposed to several market risk factors that might impact its business. The Group’s board of directors is responsible for monitoring these risk factors, as well as establishing policies and procedures to address them. The Group’s risk management structure considers the size and complexity of its activities, which allows for a better understanding of how such risks could impact Group’s strategy through committees and other internal meetings.

Currently, the Group is focused on action plans relating to risks that could have a significant impact on its strategic goals, including those required by applicable regulations. To efficiently manage and mitigate these risks, its risk management structure conducts risk identification and assessments to prioritize the risks that are key to pursuing potential opportunities that may prevent value from being created or that may compromise existing value, with the possibility of impacting its results, capital, liquidity, customer relationships and/or reputation.

The Group’s risk management strategies which were developed to mitigate and/or reduce the financial market risks which it is exposed to are as follows:

•	credit risk

•	liquidity risk

•	capital risk

•	interest rate risk

•	exchange rate risk

•	commodity price risk in barter transactions

(b)	Credit risk

Credit risk is the risk of financial losses if a customer or a counterparty to a financial instrument fails to fulfill its contractual obligations, which arise mainly from the Group’s trade receivables. The Group maintains short-term investments and derivatives with financial institutions approved by its management according to objective criteria for diversification of such risk.

The Group seeks to mitigate its credit risk related to trade receivables by setting forth credit limits for each counterparty based on the analysis of its credit management area. Such credit exposure determination is performed considering the qualitative and quantitative information of each counterparty. The Group also focuses on the diversification of its portfolio and monitors different solvency and liquidity indicators of its counterparties. In addition, primarily for receivables in installments, the Group monitors the balance of allowances for expected credit losses. (see Note 5)

25

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The main strategies on credit risks management are listed below:

•	creating credit approval policies and procedures for new and existing customers.

•	extending credit to qualified customers through a review of credit agency reports, financial statements and/or credit references, when available.

•	reviewing existing customer accounts every twelve months based on the credit limit amounts.

•	evaluating customer and regional risks.

•	obtaining guarantees through the endorsement of rural producer notes (“CPR”), which give physical ownership of the relevant agricultural goods in the event of the customer’s default.

•	establishing credit approval for suppliers in case of payments in advance.

•	setting up provisions using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are categorized based on the number of overdue days and/or a customer’s credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical losses. Receivables are considered to be in default and are written off against the allowance for credit losses when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.

•	requiring minimum acceptable counterparty credit ratings from financial counterparties.

•	setting limits for counterparties or credit exposure; and

•	developing relationships with investment-grade counterparties.

26

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The current credit policy sets forth credit limits for customers based on credit score analysis made by the Group’s credit management area. Such score is determined considering the qualitative and quantitative information related to each customer, resulting in a rating classification and a level of requirement of guarantees as follows:

			% Of guarantees required on sales
Credit rating	% Customers	Risk classification	Medium-sized farmers(i)	Other
AA & A	18%	Very small	80-90%	0%
B	49%	Medium	100%	30%
C & D	15%	High	100%	60%
Simplified	18%	Small farmers	N/A	N/A

(i)	Medium-sized farmers ranging between 100 and 10,000 hectares in planted acreage that are typically not serviced directly by agricultural input producers.

For Colombia there is a similar credit scoring process, however guarantees are not required based on credit ratings but based on qualitative factors such as relationships and past experiences with customers.

Maximum exposure to credit risk as of December 31, 2022 and June 30, 2022:

	December 31, 2022	June 30, 2022

Trade receivables (current and non-current)	3,779,209	1,834,353
Advances to suppliers	359,214	383,257

	4,138,423	2,217,610

(c)	Liquidity risk

The Group defines liquidity risk as the risk of financial losses if it is unable to comply with its payment obligations in connection with financial liabilities settled in cash or other financial assets in a timely manner as they become due. The Group’s approach to managing this risk is to ensure that it has sufficient cash available to settle its obligations without incurring losses or affecting the operations. Management is ultimately responsible for managing liquidity risk, which relies on a liquidity risk management model to manage funding requirements and liquidity in the short, medium and long term.

The Group’s cash position is monitored by its senior management, through management reports and periodic performance meetings. The Group also manages its liquidity risk by maintaining reserves, bank credit facilities and other borrowing facilities deemed appropriate, through ongoing monitoring

27

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

of forecast and actual cash flows, as well as through the combination of maturity profiles of financial assets and liabilities.

The following maturity analysis of the Group’s financial liabilities and gross settled derivative financial instruments contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the year end date to the contractual maturity date:

	December 31, 2022
	Up to 1 year	From 1 to 5 years	Total

Trade payables	4,258,495		4,258,495
Leases liabilities	87,977	108,437	196,414
Borrowings	1,789,911	61,558	1,851,469
Obligations to FIAGRO quota holders	152,518		152,518
Payables for the acquisition of subsidiaries	190,932	30,019	220,951
Commodity forward contracts	33,981		33,981
Derivative financial instruments	14,804		14,804
Salaries and social charges	190,476		190,476
Taxes payable	85,589		85,589
Dividends payable	4,000		4,000

	6,808,683	200,014	7,008,697

	June 30, 2022
	Up to 1 year	From 1 to 5 years	Total

Trade payables	2,377,256	-	2,377,256
Leases liabilities	72,228	93,487	165,715
Borrowings	709,266	31,751	741,017
Payables for the acquisition of subsidiaries	114,540	55,444	169,984
Commodity forward contracts	27,729	-	27,729
Derivative financial instruments	7,303	-	7,303
Salaries and social charges	188,083	-	188,083
Taxes payable	34,362	-	34,362
Dividends payable	422	-	422

	3,531,189	180,682	3,711,871

(d)	Capital risk

The Group manages its capital risk through its leverage policy to ensure its ability to continue as a going concern and maximize the return of its stakeholders by optimizing its balances of debt and net investment.

28

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group’s main financial leverage indicator as of December 31, 2022 and June 30, 2022 is presented below:

	December 31, 2022	June 30, 2022

Borrowings	1,733,556	706,662
(-) Cash equivalents	(363,282)	(254,413)

Net debt	1,370,274	452,249

The Group's strategy is to maintain the net debt up to 2.2 times the adjusted EBITDA.

(e)	Interest rate risk

Fluctuations in interest rates, such as the Brazilian interbank deposit rate, which is an average of interbank overnight rates in Brazil, and Colombian investment rate, which is an average of interbank and financial corporations loans, may have an effect on the cost of the Group’s borrowings and new borrowings.

The Group periodically monitors the effects of market changes in interest rates on its financial instruments portfolio. Funds raised by the Group are used to finance working capital on each crop season, and are substantially raised at short term conditions.

As of December 31, 2022 and June 30, 2022, the Group had no derivative financial instruments used to mitigate interest rate risks.

(i) Sensitivity analysis – exposure to interest rates

To mitigate its exposure to interest rate risk, the Group uses different scenarios to evaluate the sensitivity of variations transactions impacted by the CDI Rate and IBR Rate. The “probable” scenario represents the impact on booked amounts considering the most current (February, 2023) CDI Rate and IBR Rate and reflects management’s best estimates. The other scenarios consider an appreciation of 25% and 50% in such market interest rates, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.

29

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	As of December 31, 2022
		Expense on profit or loss
	Current Index	Probable	Possible (+25%)	Remote (+50%)

Floating rate borrowings in Brazil	CDI Rate (13,75%)	231,494	279,287	327,080
Floating rate borrowings in Colombia	IBR Rate (12,75%)	11,043	13,187	15,330

		242,537	292,474	342,410

The following table sets forth the potential impacts on the statements of profit or loss:

(f)	Exchange rate risk

The Group is exposed to foreign exchange risk arising from its operations related to agricultural inputs, mainly related to the U.S. dollar, which significantly impacts global prices of agricultural inputs in general. Although all purchases and sales are conducted locally, certain purchase and sales contracts are indexed to the U.S. dollar.

The Group’s current commercial department seeks to reduce this exposure. Its marketing department is responsible for managing pricing tables and commercial strategies to seek a natural hedge between purchases and sales and to match currency and terms to the greatest extent possible.

The Group’s corporate treasury department is responsible for monitoring the forecasted cash flow exposure to the U.S. dollar, and whenever any mismatches as to terms and currencies are identified, non-deliverable forwards derivative financial instruments are purchased to offset these exposures, and therefore fulfill internal policy requirements. U.S. dollar exposure are managed by macro hedging through the analysis of the forecasted cash flow for the next two harvests. The Group may not have any leveraged derivative position.

The Group’s exchange rate exposure monitoring committee meets periodically across the commercial, treasury and corporate business departments. There are also committees on purchase valuation and business intelligence for the main goods traded by the Group.

The Group does not adopt hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of profit or loss, as disclosed in Note 26.

(i) Sensitivity analysis – exposure to exchange rates

To gauge its exposure to exchange rate risk, the Group uses different scenarios to evaluate its asset and liability positions in foreign currency and their potential effects on its results.

The “probable” scenario below represents the impact on carrying amounts of the most current (February, 2023) market rates for the U.S. dollar (R$5.21 to US$ 1.00). This analysis assumes that all other variables, particularly, interest rates, remain constant. The other scenarios consider the appreciation of the Brazilian real against the US dollar at the rates of 25% and 50%, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.

30

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The following table sets forth the potential impacts on the statements of profit or loss:

	As of December 31, 2022
		Effect on profit or loss and
	Current Index	Probable	Possible (+25%)	Remote (+50%)

Trade receivables in U.S. Dollars	5.2072	(573)	70,451	141,474
Trade payables in U.S. Dollars	5.2072	665	(81,741)	(164,146)
Borrowings in U.S. Dollars	5.2072	536	(65,935)	(132,407)

Net impacts on commercial operations		628	(77,225)	(155,079)

Derivative financial instruments	5.2072	(529)	65,043	130,615

Total impact, net of derivatives		99	(12,182)	(24,464)

(g)	Commodity prices risk in barter transactions

In all barter transactions mentioned in Note 10, the Group uses future commodity market price as the reference to value the quantities of commodities included in the forward contracts to be delivered by the customers as payment for the Group’s products into currency. The Group uses prices quoted by commodity trading companies to value the grain purchase contracts from farmers. Lavoro enters into grain sale contracts to sell those same grains to trading companies, at the same price of the purchased contracts with farmers. As such, the Group manages its exposure to those commodity prices by entering into the purchase and sale contracts at similar conditions.

These transactions are conducted by a corporate department which manages and controls such contracts as well as the compliance to Group’s policies.

(i) Sensitivity analysis – exposure to commodity price

To gauge its exposure to commodity price risk, the Group uses different scenarios to evaluate its asset and liability positions on commodity forward contracts in soybean and corn and their potential effects on its results.

The “current risk” scenario below represents the impact on carrying amounts as of December 31, 2022, with assumptions described in Note 10. The other scenarios consider the appreciation of main assumptions at the rates of 25% and 50%, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.

31

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

As of December 31, 2022:

	Tons	Position	Current Risk	Current Market	+25% current		+50% current

Position					Market	Impact	Market	Impact

Soybean 2023	150,450	Purchased	11,908	15,46	19,32	2,977	23,19	5,954
Soybean 2023	139,217	Sold	(8,548)	15,32	19,16	(2,137)	22,99	(4,274)
Corn 2023	287,380	Purchased	(2,728)	89,05	111,32	(682)	133,58	(1,364)
Corn 2023	63,297	Sold	2,921	87,97	109,96	730	131,95	1,461
Soybean 2024	66,585	Purchased	(2,766)	13,92	17,40	(692)	20,88	(1,383)

Net Exposure			787			196		394

8.	Inventories

	December 31, 2022	June 30, 2022

Goods for resale	2,719,568	1,759,227
(-) Allowance for inventory losses	(13,714)	(10,186)

Total	2,705,854	1,749,041

9.	Taxes recoverable

	December 31, 2022	June 30, 2022

State VAT (“ICMS”) (i)	78,407	63,671
Brazilian federal contributions (ii)	152,476	59,975
Colombian federal contributions	29,992	21,016

Total	260,875	144,662

Current	128,386	93,725
Non-current	132,489	50,937

(i)	Refers to the Brazilian value-added tax on sales and services. The Group’s ICMS relates mainly to the purchase of inputs and the Group has the benefit to a reduced ICMS tax rate.

(ii)	Includes: a) credits arising from the Brazilian government’s taxes charged for the social integration program (PIS) and the social security program (COFINS), and Brazilian corporate income tax and social contributions. These credits, which are recognized as current assets, will be used by the Group to offset other Federal taxes; b) withholding and overpaid taxes which can be to settle overdue or future payable federal taxes; c) withholding income tax on cash equivalents which can be used to offset taxes owed at the end of the calendar year, in case of taxable profit, or are carried forward in case of tax loss; and d) During 2022 the Group obtained the benefit of deduct the ICMS benefit explained in item (i) in the income tax calculation. This was applied for the prior periods and generated an income tax credit recorded in the six-month period ended December 31, 2022.

32

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

10.	Commodity forward contracts – Barter transactions

The fair value of commodity forward contracts is as follows:

	December 31, 2022	June 30, 2022

Fair value of commodity forward contracts as of June:
Assets
Purchase contracts	24,750	16,054
Sale contracts	9,137	16,746

	33,887	32,800
Liabilities
Purchase contracts	(18,336)	(14,995)
Sale contracts	(14,764)	(12,043)

	(33,100)	(27,038)

The changes in fair value recognized in the statements of profit or loss are in note 26.

The main assumptions used in the fair value calculation are as follows:

	Outstanding Volume (tons)	Average of contract prices R$/Bag	Average Market Prices (Corn R$/bag (ii); Soybean US$/bu(i))	Soybean market premium (US$/bu)	Freight (R$/ton)
Purchase Contracts
Soybean
As of June 30, 2022	81,379	147.65	14.52	0.4	358.55
As of December 31, 2022	218,027	154.47	14.88	0.4	300.74
Corn
As of June 30, 2022	181,475	67.47	86.95	N/A	381.00
As of December 31, 2022	286,273	68.94	89.36	-	349.46

Selling Contracts
Soybean
As of June 30, 2022	70,191	147.46	14.56	0.5	367.46
As of December 31, 2022	140,385	153.96	15.30	0.	323.79
Corn
As of June 30, 2022	114,063	67.45	87.06	N/A	451.83
As of December 31, 2022	62,106	72.34	89.36	-	330.82

(i)	Market price published by Chicago Board of Trade which is a futures and options exchange in United States.

(ii)	Market price published by B3 – Brasil, Bolsa, Balcão which is a futures, options and stock exchange in Brazil.

11.	Right of use assets and lease liabilities

The carrying amounts of right-of-use assets and lease liabilities as of December 31, 2022 and June 30, 2022 are described below:

33

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(a)	Right of use assets

	Vehicles	Buildings	Machinery and equipment	Total

Cost	74,604	124,594	46,110	245,308
Accumulated depreciation	(28,756)	(60,564)	(15,809)	(105,129)

Balance at June 30, 2022	45,848	64,030	30,301	140,179

Cost	88,795	143,319	63,467	295,581
Accumulated depreciation	(40,211)	(71,225)	(22,077)	(133,513)

Balance at December 31, 2022	48,584	72,094	41,390	162,068

Right of use assets amortization expense for the six-month period December 31, 2022 was R$24,170 (R$22,185 for the six-month period December 31, 2021).

(b)	Lease liabilities

	December 31, 2022	June 30, 2022

Vehicles	58,434	49,588
Buildings	93,057	80,768
Machinery and equipment	26,844	24,897

Total	178,335	155,253

Current	82,534	69,226
Non-current	95,801	86,027

Total interest on lease liabilities incurred for the six-month period ended December 31, 2022 was R$8,327 (R$5,496 for the six-month period ended December 31, 2021).

34

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

12.	Property, plant and equipment

(a)	Property, plant and equipment balance is as follows:

	Vehicles	Lands, buildings and improvements	Machines, equipment and facilities	Furniture and fixtures	Computer equipment	Total

Cost	36,316	99,541	53,699	11,892	4,372	205,820
Accumulated depreciation	(26,208)	(7,968)	(18,581)	(5,031)	(1,827)	(59,615)

Balance at June 30, 2022	10,108	91,573	35,118	6,861	2,545	146,205

Cost	39,069	109,367	65,153	13,843	5,221	232,653
Accumulated depreciation	(28,654)	(10,831)	(22,057)	(5,962)	(2,282)	(69,786)

Balance at December 31, 2022	10,415	98,536	43,096	7,881	2,939	162,867

Depreciation expense of property, plant and equipment for the six-month period ended December 31, 2022 was R$8,240 (R$4,256 for the six-month period ended December 31, 2021).

There were no indications of impairment of property and equipment as of and for the six-month period ended December 31, 2022.

35

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

13.	Intangible assets

(b)	Intangible assets balance is as follows:

	Goodwill	Customer relationship	Purchase contracts and brands	Software and other	Total
Cost:
At June 30, 2021	396,716	256,225	15,031	38,580	706,552

Additions	-	-	-	6,386	6,386
Business combination	29,962	35,642	8,764	-	74,368
Translation adjustment	1,405	546	-	-	1,951
Others (ii)	7,878	-	-	-	7,878

At December 31, 2021	435,961	292,413	23,795	44,966	797,135

At June 30, 2022	451,974	301,477	21,846	56,373	831,670

Additions	-	-	-	8,273	8,273
Business combination (i)	53,603	30,755	-	-	84,358
Translation adjustment	(3,393)	(414)	(796)	7	(4,596)

At December 31, 2022	502,184	331,818	21,050	64,653	919,705

Amortization:
At June 30, 2021		45,760	1,085	2,897	49,742

Amortization for the period		21,712	3,650	8,410	33,772

At December 31, 2021		67,472	4,735	11,307	83,514

At June 30, 2022		89,502	6,929	10,918	107,349

Amortization for the period		19,955	1,502	14,220	35,677

At December 31, 2022		109,457	8,431	25,138	143,026

At June 30, 2022	451,974	211,975	14,917	45,455	724,321
At December 31, 2022	502,184	222,361	12,619	39,515	776,679

(i) Balances arising from business combinations (Note 18).

(ii) Balances arising from the adjustment in the purchase price from acquisitions of Desempar and Cultivar, which was completed in the year ended June 30, 2021. The consideration transferred for each acquisition was subject to post-closing price adjustments, based on the working capital variations of the purchased company.

36

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Impairment of intangible assets

For the six-month period ended December 31, 2022, there were no indications that the Group’s intangible assets might be impaired.

14.	Trade payables

(a)	Trade payables

	December 31, 2022	June 30, 2022

Trade payables – Brazil	3,704,878	1,990,089
Trade payables – Colombia	282,511	311,611

Total	3,987,389	2,301,700

The average effective interest rate for the six-month period ended December 31, 2022 was 1.58% per month (1.18% as of June 30, 2022).

(b)	Guarantees

The Group acquires guarantees with financial institutions in connection with installment purchases of agricultural inputs from certain suppliers. These guarantees are represented by short-term bank guarantees and endorsement to the supplier of CPRs obtained from customers in the sales process. The amount of these guarantees as of December 31, 2022 was R$1,647,360 (R$506,750 as of June 30, 2022).

(c)	Trades payable – Supplier finance

During the six-month period December 31, 2022, the Group signed agreements with financial institutions to negotiate with suppliers to extend the payment terms and discounting of trade receivable from its suppliers, with interest rates ranging from 1 and 1.5 per month in 2022. When trade payable is included in this transaction, such amount is transferred from “Trade Payables” to “Trades payable – Supplier finance”.

37

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

15.	Borrowings

	December 31, 2022	June 30, 2022

Borrowing in Colombia	67,254	39,755
Borrowings in Brazil	1,666,302	670,797

Total borrowings	1,733,556	710,552

(a)	Debt composition

	Average interest rate December 31, 2022 (i)	December 31, 2022	Average interest rate June 30, 2022(i)	June 30, 2022
Debt contracts in Brazil in:
R$, indexed to CDI (ii) (iv)	16.57%	1,386,292	14,45%	525,099
R$, with fixed interest (iv)	9.59%	13,588	-
U.S. Dollars, with fixed interest (iv)	2.63%	266,422	3,16%	145,698
Debt contracts in Colombia in:
COP, indexed to IBR (iii) / (iv)	13.59%	67,254	14,26%	39,755

Total		1,733,556		710,552

Current		1,679,171		681,217
Non-current		54,385		29,335

(i)	In order to determine the average interest rate for debt contracts with floating rates, the Group used the rates prevailing during the periods.

(ii)	Brazilian reais denominated debt that bears interest at the CDI Rate (see Note 7 for a definition of those indexes), plus spread.

(iii)	Colombian peso-denominated debt that bears interest at the IBR rate (see Note 7 for a definition of those indexes), plus spread.

(iv)	There are no guarantees attached to these borrowings.

(b)	Movement in borrowings

At June 30, 2022	710,552

Proceeds from borrowings	1,105,864
Repayment of principal amount	(199,715)
Accrued interest	155,645
Borrowings from acquired companies	25,756
Interest payment	(64,546)

At December 31, 2022	1,733,556
38

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(c)	Schedule of maturity of noncurrent portion of borrowings

The installments are distributed by maturity year:

December 31, 2022

2024	17,992
2025	16,197
2026	4,135
2027	16,061

Total	54,385

(d)	Covenants

As of December 31, 2022, the Group has borrowings subject to covenants related to the current liquidity ratio (higher than 1.1). These conditions will be verified only June 30, 2023.

16.	Obligations to FIAGRO quota holders

On July 22, 2022, the Group entered into an agreement to transfer receivables in the aggregate amount of R$160,000 to FIAGRO, a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The acquisition of such receivables by the FIAGRO investment fund enables the Group to anticipate the receipt of funds from such receivables.

The Group holds all subordinated quotas issued by the FIAGRO, representing approximately 5% of the total outstanding quotas in an aggregate amount of R$8,100, while other parties hold all senior and mezzanine quotas, representing approximately 95% of the total outstanding quotas, which includes certain of Patria’s related parties that acquired the mezzanine quotas of FIAGRO in an aggregate amount of R$56,000. Under the terms of the FIAGRO, we are not liable in case there is a default on the credit rights acquired by the fund, but any such default may adversely affect our stake in FIAGRO quotas. Our agreement to assign certain credit rights to FIAGRO will expire when all assigned receivables have been liquidated.

The bylaws of the FIAGRO was established by the Group at their inception, and grant the Group significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by the FIAGRO.

In addition, senior and mezzanine quota holders receive an interest at a benchmark rate of return ranging from the CDI rate + 2.45% per year up to the CDI rate + 8.0% per year. Residual returns from the FIAGRO fund, if any, are paid on the subordinated quotas, which do not bear interest and are not otherwise entitled to any pre-established rate of return. Senior and mezzanine quotas amortize annually over a three year period after an initial 24-month grace period, whereas subordinated quotas amortize at the end of the fifth annual period.

In accordance with IFRS 10, we concluded we control FIAGRO and, therefore, it is consolidated in our financial statements. The senior and mezzanine quotas are accounted for as a financial liability under “Obligations to FIAGRO quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense.

17.	Payables for the acquisition of subsidiaries

39

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The purchase agreements for acquisition of subsidiaries include payments to the seller in the event of successful collection, after the acquisition date of outstanding receivables and certain tax credits subject to administrative proceedings. See Note 18.

Consideration paid during the six-month period December 31, 2022, net of cash acquired, was R$110,919 which includes installment payments for acquisitions completed in previous years in the amount of R$54,751 (R$213,212 on June 30, 2022 which includes payments for acquisitions made in previous years in the amount of R$140,346). All these payments are included in the “Acquisition of subsidiary, net of cash acquired” in the cash flows.

18.	Acquisition of subsidiaries

(a)	Acquisitions in the six-month period ended December 31, 2022

The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition were:

Fair value as of the acquisition date
Assets	Floema (d)	Casa Trevo (e)	Provecampo (f)	Sollo Sul and Dissul (g)	Total
Cash equivalents	24,167	12,306	10,479	16,307	63,259
Trade receivables	19,892	32,106	7,499	132,467	191,964
Inventories	52,133	61,734	11,320	84,226	209,413
Other assets	11,739	4,750	23	46,663	63,175
Property, plant and equipment	1,152	867	983	2,372	5,374
Intangible assets	14,879	1,676	12,117	2,083	30,755

	123,962	113,439	42,421	284,118	563,940

Liabilities
Trade payables	88,902	48,070	10,980	80,811	228,763
Borrowings	-	-	-	25,756	25,756
Provision for contingencies	-	10,245	-	-	10,245
Other liabilities	1,543	13,659	6,910	87,921	110,033

	90,445	71,974	17,890	194,488	374,797

Total identifiable net assets at fair value	33,517	41,465	24,531	89,630	189,143
Non-controlling interests (i)		(6,220)	-	-	(6,220)
Goodwill arising on acquisition	25,796	9,625	2,010	16,172	53,603
Consideration transferred	59,313	44,870	26,541	105,802	236,526

Cash paid	25,294	23,619	17,682	52,832	119,427
Shares issued (i)	12,296	-	-	-	12,296
Payable in installments	21,723	21,251	8,859	52,970	104,803

(i) The total of non-controlling interests and shares issued represents the acquisition of subsidiaries presented in the statement of changes in net investment.

40

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)	Acquisitions in the year ended June 30, 2022

The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition were:

	Fair value as of the acquisition date
Assets	Produtiva (h)	Cenagro (i)	Cenagral (j)	Union Agro (k)	Agrozap (l)	Nova Geração (m)	Total
Cash and cash equivalents	53,699	2,142	1,064	66,256	9,028	1,617	133,806
Trade receivables	27,610	11,792	7,492	117,882	98,201	47,978	310,955
Inventories	46,261	22,670	5,833	42,435	85,683	9,631	212,513
Other assets	8,472	12,225	1,023	4,524	22,204	2,893	51,341
Property, plant and equipment	1,223	1,266	363	26,659	2,642	585	32,738
Intangible assets (i)	26,074	2,602	7,437	8,293	6,015	4,265	54,686
	163,339	52,697	23,212	266,049	223,773	66,969	796,039

Liabilities
Trade payables	77,063	17,008	2,097	24,750	136,086	37,532	294,536
Borrowings	-	3,045	-	25,157	50,701	6,194	85,097
Provision for contingencies	-	-	-	11,362	-		11,362
Other liabilities	8,898	18,410	5,750	9,923	25,029	743	68,753
	85,961	38,463	7,847	71,192	211,816	44,469	459,748

Total identifiable net assets at fair value	77,378	14,234	15,365	194,857	11,957	22,500	336,291
Non-controlling interests	-	(2,847)	(3,073)	(52,611)	(4,215)	-	(62,746)
Goodwill arising on acquisition	9,491	11,468	9,003	-	33,218	8,168	71,348
Gain on bargain purchase	-	-	-	(18,295)	-		(18,295)
Consideration transferred	86,869	22,855	21,295	123,951	40,960	30,668	326,598

Cash paid	36,385	16,724	15,376	103,800	18,813	15,574	206,672
Shares issued	22,500	-	-	-	-	7,807	30,307
Payable in installments	27,984	6,131	5,919	20,151	22,147	7,287	89,619
41

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(c)	Fair value of assets acquired

The Group estimated the fair value of significant assets acquired using the following valuation methods:

Item	December 31, 2022	June 30, 2022	Nature	Valuation method
Customer relationship	30,755	45,922	A loyal relationship between the acquirees and its customers, which translates into recurring purchases of products and services	Multi Period Excess Earnings Method (MPEEM)
Inventories	209,413	212,513	Inventories	Selling price less all expenses related to the distribution of that good
Brand	-	8,764	Private label products (Produtiva, Union and Cenagral)	Relief from Royalty method

	240,168	267,199

There were no differences between accounting basis and tax basis on fair value adjustments, therefore no deferred taxes were recorded, except for Provecampo that the Group recorded a deferred tax liability of R$4,110 once the Group does not have a viable tax plan that will permit that the accounting basis and tax basis be the same after the acquisition.

(d)	Acquisition of Floema

On March, 2022, the Group signed an agreement for the acquisition of Floema Soluções Nutricionais de Cultivos Ltda. (“Floema”), establishing the terms and other conditions for its acquisition.

The fair value of the shares issue to this acquisition was based on an equity transaction with third parties close to the acquisition date.

The acquisition was completed on August 4, 2022 and the Group currently owns 100% interest.

42

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(e)	Acquisition of Casa Trevo Participações S.A.

On May 5, 2022, the Group signed an agreement for the acquisition of Casa Trevo Participações S.A. (“Casa Trevo”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on August 31, 2022 and the Group currently owns and 85% interest.

(f)	Acquisition of Provecampo

On June 16, 2022, the Group signed an agreement for the acquisition of Provecampo S.A.S. (“Provecampo”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.

The acquisition was completed on July 29, 2022 and the Group currently owns 100% interest.

(g)	Acquisition of Sollo Sul e Dissul

On July 22, 2022, the Group signed an agreement for the acquisition of Sollo Sul Insumos Agrícolas Ltda (“Sollo Sul”) and Dissul Insumos Agrícolas Ltda. ("Dissul"), establishing the terms and other conditions for its acquisition.

The acquisition was completed on November 30, 2022 and the Group currently owns 100% interest.

(h)	Acquisition of Produtiva

On June 23, 2021, an agreement was signed between Produtec Comércio e Representações S.A. (“Produtec”), a subsidiary of Lavoro Brazil, to acquire Produtiva Agronegócios Comércio e Representações S.A. (“Produtiva”), establishing the terms and other conditions for its acquisition.

The fair value of the shares issued to this acquisition was based on an equity transaction with third parties close to the acquisition date.

The acquisition was completed on September 2, 2021, and the Group currently indirectly owns 100% interest.

Under the terms of the acquisition agreement the Group is committed to repay the sellers an amount of R$4,733 related to the successful collection of receivables past due at the acquisition date.

(i)	Acquisition of Cenagro

On July 28, 2021, the Group signed an agreement to acquire Grupo Cenagro SAS (“Cenagro”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.

43

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The acquisition was completed on August 31, 2021 and the Group currently owns 100% interest in Cenagro.

(j)	Acquisition of Cenagral

On July 28, 2021, the Group signed an agreement to acquire Cenagral SAS (“Cenagral”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.

The acquisition was completed on August 31, 2021 and the Group currently owns 100% interest in Cenagral.

(k)	Acquisition of Union Agro

On July 26, 2021, the Group signed an agreement to acquire Union Agro S.A. (“Union Agro”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on October 28, 2021 and the Group currently owns 73% interest.

A gain on bargain purchase in the amount of R$18,295 was recognized on the acquisition date. This gain is recorded under other operating income, net, according to Note 26.

(l)	Acquisition of Agrozap

On August 5, 2021, the Group signed an agreement for the acquisition of Facirolli Comércio e Representações Ltda. (“AgroZap”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on January 7, 2022 and the Group currently owns 75% interest.

Under the terms of the acquisition agreement the Group is committed to repay the sellers an amount of R$4,029 related to the successful collection of receivables past due at the acquisition date.

(m)	Acquisition of Nova Geração

On December 24, 2021, the Group signed an agreement for the acquisition of Nova Geração Comércio de Produtos Agrícolas Ltda. (“Nova Geração”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on April 6, 2022 and the Group currently owns 100% interest.

Total consideration transferred amounted to R$30,668, of which R$10,930 was paid in cash on the closing date of the acquisition on April 6, 2022 and R$7,807 paid in shares. The remaining R$11,931 will be paid in cash until April 2023.

44

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(h)	Pro forma information

The following tables discloses the Group’s revenues and profit or loss for the period assuming all the acquisitions completed during the year were completed at the beginning of such year:

	December 31, 2022	December 31, 2021

Revenues	5,830,176	4,900,705
Profit for the period	291,984	213,079

(i)	Revenues and results from new subsidiaries

The revenues and profit of the acquisitions from the acquisition date through the end of the fiscal year in which the acquisition was completed and included in the combined statement of profit or loss are as follows:

Acquisitions in the period ended December 31, 2022:

	Revenues	Profit (loss)	Period from
Provecampo	18,097	2,684	August 2022
Floema	108,634	8,981	August 2022
Casa Trevo	87,024	8,574	September 2022
Sollo Sul	14,556	(5,908)	December 2022
Dissul	1,007	(623)	December 2022

Total	229,318	13,708

Acquisitions in the year ended December 31, 2021:

	Revenues	Profit	Period from
Produtiva	76,446	7,472	September 2021
Cenagro	67,502	3,540	September 2021
Cenagral	10,400	154	September 2021
Union Agro	46,030	2,411	November 2021

Total	200,378	13,577
45

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

19.	Income taxes

(a)	Reconciliation of income taxes expense

	December 31, 2022	December 31, 2021

Profit before income taxes	222,918	236,105
Statutory rate (i)	34%	34%

Income taxes at statutory rate	(75,792)	(80,276)

Deferred income taxes not recognized as deferred tax asset (ii)	(43,598)	(8,005)
Difference from income taxes calculation based on taxable profit computed as a percentage of gross revenue	11,356	6,626
Tax benefit (iii)	146,171	7,533
Others	2,835	3,596

Income tax expense	40,971	(70,526)
Income tax and social contribution at the effective rate	-18%	30%

Current income taxes	(14,303)	(88,665)
Deferred income taxes	55,274	18,139

(i)	The effective rate reconciliation considers the statutory income taxes rates in Brazil, due to the significance of the Brazilian operation when compared to Colombia. The difference to reconcile the effective rate to the Colombian statutory rate (32%) is included in others.

(ii)	The Group did not recognize deferred tax on tax losses from certain subsidiaries in a total amount of unrecognized credits on tax losses is R$140,738 (R$75,489 for June 30, 2022). The Group assessed that is unlikely that these subsidiaries will generate future taxable income in the foreseeable future.

(iii)	This amount reflects the tax benefit that allows the deduction of the ICMS tax benefits in the calculation of the income tax. (see note 9)

(b)	Deferred income taxes balances

	December 31, 2022	June 30, 2022

Deferred assets and liabilities:
Amortization of fair value adjustment	56,135	32,787
Tax losses	63,568	49,332
Allowance for expected credit losses	58,394	51,379
Adjustment to present value	34,054	40,639
Provision for management bonuses	18,569	26,738
Allowance for inventory losses	4,663	3,463
Financial effect on derivatives	547	2,001
Fair value of commodity forward contracts	64	(1,959)
Unrealized exchange gains or losses	147	(1,803)
Gain on bargain puchase	(6,221)	(6,221)
Rebates	(8,103)	(7,325)
Unrealized profit in Inventories	24,562	8,187
Amortized right of use	3,300	2,617
Other provisions	(6,036)	(6,340)

Deferred income tax assets, net	253,443	200,986
Deferred income tax liabilities, net	(9,800)	(7,491)

Deferred income tax assets, net	243,643	193,495
46

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Deferred income tax and social contribution

At June 30, 2021	114,748

Recognized in the statement of income	78,747

At June 30, 2022	193,495

Recognized in the statement of income	55,274
Deferred tax from the acquisition of companies	(5,126)

At December 31, 2022	243,643

20.	Provisions for contingencies

Probable losses

The balance of probable losses from civil, and labor contingencies recognized by the Group was R$893 and R$2,966, respectively as of December 31, 2022 and June 30, 2022.

Possible losses

The Group is a party to various proceedings involving tax, environmental and civil matters that were assessed by management, under advice of legal counsel, as possibly leading to losses. Possible losses from contingencies amounted to R$40,665 and R$11,600 as of December 31, 2022 and June 30, 2022, respectively.

21.	Advances from customers

(a)	Movement in the period

	December 31, 2022	June 30, 2022

Balance as of the beginning of the period	320,560	509,403

Revenue recognized that was included in the contract liability balance at the beginning of the year	(320,560)	(509,403)
Increase in advances	352,853	301,963
Advances from acquired companies	61,115	18,597

Balance at the end of the period	413,968	320,560
47

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

22.	Related parties

Related parties of the Group that have receivable, payable or other balances are either (i) Non-controlling shareholders, (ii) Patria Investments Limited, which manages the funds that control the Group or (iii) Key management personnel.

(a)	Breakdown of assets and liabilities:

	December 31, 2022	June 30, 2022

Assets
Trade receivables (i)	15,876	11,677
Advances to suppliers (i)	67	67

Total assets	15,943	11,744

Liabilities
Trade payable (i)	1,067	274
Advances from customers (i)	59	1,097
Payables for the acquisition of subsidiaries (ii)	174,221	63,930

Total liabilities	175,347	65,301

(i)	Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related parties customers.

(ii)	Payments in installments to the non-controlling shareholders related certain business combination described in Note 18.

(b)	Statement of profit or loss

	December 31, 2022	December 31, 2021

Revenue from sales of products (i)	14,348	12,277
M&A and monitoring expenses (ii)	(6,242)	(792)
Interest on payables for the acquisition of subsidiaries	(492)	(4,197)
Other expenses	(145)	(36)

Total	7,469	7,252

(i)	Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related parties customers.

(ii)	Expenses paid to the Parent in relation to management support services for acquisition transactions by Gestão e Transformação S.A.

48

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(c)	Key management personnel compensation

	December 31, 2022	December 31, 2021

Wages	6,337	5,200
Direct and indirect benefits (i)	262	275
Share-based payment benefits	6,177	-
Variable compensation (bonuses) (i)	11,525	3,046

Short-term benefits (ii)	24,301	8,521

(i)	Comprised of short-term benefits.

(ii)	The amounts described above include payments to Lavoro Brazil’s board of directors and the executive officers.

23.	Net investment

The combined financial statements were prepared in accordance with principles described in Note 2. No share capital is presented. The net investment and the profit for the period is derived by aggregating the net assets and business activities of the Group.

Acquisition of non-controlling interests

Acquisitions of non-controlling interests in the period ended December 31, 2022:

In 2022, the Group acquired an additional 26.24% stake of Cultivar for R$42,500. The carrying amount of the 26.24% non-controlling interest was R$16,607. The Group recognized a decrease in non-controlling interest of R$16,607 and a decrease in net investment of the Parent of R$25,893.

In 2022, the Group acquired an additional 6.89% stake of Pitangueiras for R$45,000. The carrying amount of the 6.89% non-controlling interest was R$19,569. The Group recognized a decrease in non-controlling interest of R$19,569 and a decrease in net investment of the Parent of R$25,431.

The effect on the total net investment during the period is summarized as follow:

In the period ended December 31, 2022:

Carrying amount of non-controlling interests acquired	36,176
Consideration paid to non-controlling interests	(87,500)
Excess of consideration paid recognized in net investment of the Parent	(51,324)

Acquisitions of non-controlling interests in the period ended December 31, 2021:

In December 2021, the Group acquired an additional 20% stake of Group Cenagro through the exchange of shares of Lavoro Colombia SAS representing a 2.68% interest. No cash consideration was paid. The fair value of such shares was R$6,480 and the carrying amount of the 20% non-controlling interest was R$4,602. The fair value of the consideration was based on an equity transaction with third parties close to the acquisition date. The Group recognized an increase in non-controlling interest of R$1,878 and a decrease in net investment of the Parent of R$1,878.

49

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Share based payments

Accounting policy for equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. That cost is recognized in personnel expenses (Note 25), together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

Service conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

Stock Option Plan (“SOP”)

On August 17, 2022, the Group approved the Lavoro Agro Holding S.A. Long-Term Incentive Policy (the “Lavoro Share Plan”). Under the Lavoro Share Plan, individuals selected by the Lavoro board of directors (“Selected Employees”) are eligible to receive incentive compensation consisting of cash, assets or share options issued by Lavoro Agro Limited, in an amount linked to the appreciation in the company share price at the time of the liquidity event, upon the satisfaction of certain conditions (as described below).

As of December 31, 2022, Lavoro has granted 46,875,000 share options as incentive compensation to Selected Employees. Share options granted under the Lavoro Share Plan will vest in the event the following market conditions are met (the “Market Conditions”):

50

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(i) the occurrence of a liquidity event satisfying a minimum internal rate of return specified in the Lavoro Share Plan; and

(ii) the price per share obtained under such liquidity event must be greater than or equal to one of the following amounts:

(a) a pre-established reference price multiplied by three; or

(b) an amount calculated in accordance with a pre-established formula, in each case specified under the Lavoro Share Plan.

Moreover, upon the satisfaction of the Market Conditions, such share options will vest according to the following schedule (the “Service Conditions”):

(i) one-third of the options vest on the third anniversary of the grant date;

(ii) one-third of the options vest on the fourth anniversary of the grant date; and

(iii) one-third of the options vest on the fifth anniversary of the grant date.

The Lavoro Share Plan has a term of five years: if the Market Conditions have not been satisfied within this period, all options granted under the Lavoro Share Plan will be extinguished, with no further payment or incentive obligation remaining due by Lavoro. The consummation of the Business Combination (see note 1) did not satisfy the Market Conditions.

As of February 28, 2023, the shareholders of Lavoro Limited approved the Lavoro Share Plan. As a result, Lavoro Limited reserved for issuance the number of Ordinary Shares equal to the number of Lavoro Share Plan Shares under the Lavoro Share Plan, as adjusted in accordance with the Business Combination Agreement, in amount of 1,663,405 ordinary shares.

The exercise price of the stock options is equal to the options price agreed with the employee in the contracts, representing the amount of R$1 monetarily adjusted until the date on which the liquidity event occurs.

The fair value of share options granted is estimated at the date of grant considering the terms and conditions using the Black-Scholes model, taking into account the terms and conditions on which the share options were granted. The model also takes into account historical and expected dividends, and the share price volatility of the Group.

The Group will settle these awards through equity instruments and accounts for the SOP as an equity-settled plan.

51

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The expense recognized for employee services received during the year is shown in the following table:

Share-based payments reserve

At June 30, 2022	-

Share-based payments expense during the year	12,112

At December 31, 2022	12,112

There were no cancellations or modifications to the awards in 2022.

(a)	Movement in the period

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the period:

		2022
	Number	WAEP

Outstanding at June 30, 2022	-	-

Granted during the year	46,875,000	0.56

Outstanding at December 31, 2022	46,875,000	0.56

The weighted average fair value of the options granted during the period was R$0.56 per option. The significant data included in the model were: weighted average share price of R$3.10 on the grant date, exercise price presented above, volatility of 33.88%, no dividend yield, an expected option life of three years and a risk-free annual interest rate of 12.49%.

New Lavoro Equity Plan

The Group intends to implement a long-term incentive plan (the “New Lavoro Equity Plan”) in which eligible participants may include members of our management, our employees and our directors. Beneficiaries under the New Lavoro Equity Plan will be granted equity awards pursuant to the terms and conditions of the New Lavoro Equity Plan and any applicable award agreement. The final eligibility of any beneficiary to participate in and the terms and conditions of the applicable equity awards will be determined by our board of directors.

Earnings per share

As the interim condensed combined financial statements have been prepared on a combined basis and no share capital is presented, the basic and diluted EPS was calculated by dividing the profit for the period attributable to net investment of the parent by the ordinary shares of Lavoro Limited outstanding upon the consummation of the merger (see note 1) net of treasury shares, which is 113,602,280 ordinary shares.

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Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Additionally for the diluted EPS calculation also consider the dilutive effect of the stock option plan, as presented below:

		Thousands
	December 31, 2022	December 31, 2021
Ordinary shares of Lavoro Limited for basic EPS	113,602	113,602
Effects of dilution from:
Stock Options (i)	1,632	-
Number of ordinary shares adjusted for the effect of dilution	115,234	113,602

	December 31, 2022	December 31, 2021

Profit for the period attributable to net investment of the parent	209,310	121,039

Basic earnings per share	1.84	1.07
Diluted earnings per share	1.82	1.07

(i) Based on the numbers of shares reserved by Lavoro Limited to the Lavoro Share Plan, as explained above.

24.	Revenue from contracts with customers

Below is revenue from contracts with customers disaggregated by product line and geographic location:

	December 31, 2022	December 31, 2021

Retail sales
Brazil	4,365,020	3,286,206
Colombia	566,064	538,962
	4,931,084	3,825,168
Private Label products
Brazil	491,539	162,475

Services
Colombia	83,552	27,138

Total Revenues	5,506,175	4,014,781

Summarized by region
Brazil	4,856,559	3,448,681
Colombia	649,616	566,100
53

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

25.	Costs and expenses by nature

The breakdown of costs and expenses by nature is as follows:

	December 31, 2022	December 31, 2021

Cost of inventory (i)	4,345,018	3,291,330
Personnel expenses	298,485	217,230
Maintenance of the units	15,456	15,085
Consulting, legal and other professional services	50,234	58,956
Freight on sales	27,566	21,653
Commissions	27,931	18,027
Storage	3,017	2,465
Travels	16,818	10,066
Depreciation	8,240	4,256
Amortization of intangibles	35,677	33,772
Amortization of rights of use	24,170	22,185
Taxes and fees	14,626	10,664
Short term rentals	14,309	7,568
Business events	4,930	1,683
Marketing and advertising	7,138	11,390
Insurance	4,374	1,103
Utilities	11,209	5,048
Allowance for expected credit losses	17,838	888
Losses and damages of inventories	6,103	8,764
Fuels and lubricants	13,857	8,686
Legal fees	2,081	2,829
Other administrative expenditures	50,213	26,109

Total	4,999,290	3,779,757

Classified as:
Cost of goods sold	4,380,852	3,314,690
Sales, general and administrative expenses	618,438	465,067

(i)	Includes fair value on inventory sold from acquired companies, in the amounts of R$13,557 and R$15,853 respectively for the six-month period December 31, 2022 and 2021.

54

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

26.	Finance income (costs)

	December 31, 2022	December 31, 2021

Finance income
Interest from cash equivalents	4,631	4,674
Interest arising from revenue contracts	139,450	186,101
Foreign exchange differences	-	7,435
Gain on fair value of commodity forward contracts	-	2,168
Other	15,802	38

Total	159,883	200,416

Finance costs
Interest on borrowings	(155,645)	(16,112)
Interest on leases	(8,327)	(5,496)
Interest on trade payables and acquisitions of subsidiary	(279,176)	(217,107)
Foreign exchange differences	(7,705)	-
Loss on changes in fair value of derivative instruments	(7,513)	(2,063)
Loss on fair value of commodity forward contracts	(4,974)	-
Other	(12,220)	(9,753)

Total	(475,560)	(250,531)

Finance costs, net	(315,677)	(50,115)

27.	Non-cash transactions

The Group carries out non-cash transactions which are not reflected in the statement of cash flows.

The Group had non-cash transactions related to the acquisition of subsidiaries through the issuance of shares and accounts payable as described in Note 18.

The Group had non-cash transaction related to the acquisition of non-controlling interest through the exchange of shares as described in Note 23.

The Group also had non-cash additions to right-of-use assets and lease liabilities of R$43,969 in the six-month period ended December 31, 2022 (R$66,480 in the six-month period ended December 31, 2021).

28.	Subsequent events

•	Acquisition of Cromo Indústria Química Ltda. (“Cromo”)

On January 13, 2023, the Group entered into an agreement for the acquisition of a 70% interest in Cromo Indústria Química Ltda., or “Cromo.” The purchase price of the acquisition totaled R$21,700, and is expected to be paid in cash in three installments: R$10,800 on the closing date, R$5,400 a year after the closing date and R$5,400 two years after the closing date.

The completion of this acquisition is subject to the fulfilment of conditions precedent customary for this type of transaction, including the approval by the regulatory authorities in Brazil, and has not been completed by the Group as of the issuance date of these interim financial statements.

55

Notes to the interim condensed combined financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

•	Acquisition of Referencia Agroinsumos LTDA. (“Referencia”)

On February 28, 2023, the Group entered into an agreement for the acquisition of a 70% interest in Referencia Agroinsumos LTDA., or “Referencia Agro.” The purchase price of the acquisition totaled R$140,000 and is expected to be paid in cash in two installments: R$105,000 on the closing date and R$35,000 a year after the closing date.

The completion of this acquisition is subject to the fulfilment of conditions precedent customary for this type of transaction, which include obtaining the requisite approvals from the relevant regulatory authorities in Brazil, and has not been completed by the Group as of the issuance date of these interim financial statements.

•	New financing transactions

Subsequent to December 31, 2022, certain of our Brazilian and Colombian subsidiaries entered into a number of financing agreements totaling an aggregate principal amount of R$137,400, with interest rates ranging from CDI Rate plus 2.47% to 5.66% and maturities ranging from May 2023 to March 2026 and COP$8,000,000, with interest rates up to 19.59% at a fixed rate and maturities to March 2024. These new financing transactions are in line with our business plan and reflect the seasonality of our business as the last quarter usually demands additional working capital.

56